





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Acquest Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3039 Ella Lee Lane
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Stoughton 917-860-2084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sheldon Stoughton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acquest Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sheldon R. Stoughton
Signature

Sheldon Stoughton, Member
Title

Megan Leamon
Notary Public

Megan Leamon
My Commission Expires 10/09/2021
ID No. 129577509
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

ACQUEST SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

C O N T E N T S

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Acquest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Acquest Securities, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Acquest Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Acquest Securities, LLC's management. Our responsibility is to express an opinion on Acquest Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Acquest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Acquest Securities, LLC's financial statements. The supplemental information is the responsibility of Acquest Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Acquest Securities, LLC's auditor since 2017.

Celeste, Texas
January 16, 2019

2

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

ASSETS

Cash	$	13,779
Prepaid expenses		303
TOTAL ASSETS	$	14,082

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	940
MEMBERS' EQUITY		13,142
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	14,082

The accompanying notes are an integral part of these financial statements.

ACQUEST SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Investment banking fees	$ 20,000
TOTAL REVENUES	20,000
EXPENSES	
Compensation and other related costs	6,477
Office and administrative services - related party	24,402
Legal and professional	17,227
Reglatory fees and expenses	2,890
Other expenses	3,319
TOTAL EXPENSES	54,315
Net loss before other income	(34,315)
Other Income	
Gain on sale of assets	10,758
NET LOSS	$ (23,557)

The accompanying notes are an integral part of these financial statements.

ACQUEST SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$	141,699
Net loss		(23,557)
Distributions to members		(105,000)
Balance, December 31, 2018	$	13,142

The accompanying notes are an integral part of these financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (23,557)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Decrease in prepaid expenses	4,565
Increase in accounts payable	739
Net cash used in operating activities	(18,253)

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions to members	(105,000)
NET DECREASE IN CASH	(123,253)
CASH AT BEGINNING OF YEAR	137,032
CASH AT END OF YEAR	$ 13,779

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - Acquest Securities, LLC (Company), a Texas limited liability company, was formed in January 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporate (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company is a Capital Acquisition Broker whose operations consist primarily in providing financial advisory and investment banking services to corporations and financial institutions located throughout the United States.

Significant Accounting Policies:

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company's taxable income will be included in the income tax returns of the Members. Accordingly, the Company does not record a provision for federal income taxes. The Company is subject to the Texas margin tax which is a state income tax.

The Company believes that all significant tax provisions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2015 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of operations.

Revenue Recognition - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

The Company provides advisory services on investment banking transactions. Generally, these contracts call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Generally, these contracts also call for variable payments related to the closing of transactions which are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Subsequent Events - The Company has evaluated subsequent events through January 16, 2019, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment or disclosure to the financial statements at December 31, 2018.

NOTE B   RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF
SERVICES

The Company and Acquest Advisors, LLC (Advisors) are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and Advisors were not consummated on terms equivalent to arm's length transactions.

Advisors and the Company entered into an office and administrative services agreement effective June 1, 2011, for a one year term, automatically renewable, unless canceled by either party. The agreement was cancelled effective April 30, 2018. Under the agreement, Advisors provided all management and back office services required by the Company, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The agreement required the Company to pay an incremental allocation services fee of $6,100 per month for the incremental costs incurred by Advisors on behalf the Company, plus additional amounts for overhead expenses, as determined by Advisors. Fees under the agreement totaled $24,402 for January to April 2018.

One member of the Company, who was also a registered securities representative and officer of the Company, generated substantially all the Company's revenue for the year ended December 31, 2018. As of December 31, 2018, only one of the Company's three members is a registered securities representative and officer of the Company. The Company is economically dependent upon this member due to the concentration of services provided. This member also began providing office space for the Company at no charge to the Company on May 1, 2018.

NOTE C   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $12,839, which was $7,839 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .07 to 1.

NOTE D   CONCENTRATION OF REVENUE AND CREDIT RISK

The Company earned all of its revenue from one corporate customer during the year.

NOTE E   CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

ACQUEST SECURITIES, LLC
SCHEDULE I
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL		
Total members' equity qualified for net capital	$	13,142
Deductions and/or charges		
Nonallowable assets:		
Prepaids expenses		303
Net capital	$	12,839
AGGREGATE INDEBTEDNESS		
Accounts payable	$	940
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	63
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Excess net capital	$	7,839
Ratio: Aggregate indebtedness to net capital		.07 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Acquest Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement regarding the Exemption from Reserve Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Acquest Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Acquest Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Acquest Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Acquest Securities, LLC stated that Acquest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Acquest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acquest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
January 16, 2019

11

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Acquest Securities, LLC
3039 Ella Lee Lane / Houston, Texas 77019
917-860-2084

Acquest Securities, LLC Exemption Report

Acquest Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k):(2)(i).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Acquest Securities, LLC

I, Sheldon Stoughton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sheldon R. Stoughton

Sheldon Stoughton, Member

January 4, 2019